SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

DESKTOP METAL, INC.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
25058X105
(CUSIP Number)
Peter Hebert Lux Capital Management, LLC 920 Broadway, 11th Floor New York, NY 10010 (646) 475-4385	with copies to: Robert G. Minion, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020 (646) 414-6930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25058X105

1.	Names of reporting persons Lux Venture Partners IV, LLC
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	16,630,411*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	16,630,411*

11.	Aggregate amount beneficially owned by each reporting person	16,630,411*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	7.3%*
14.	Type of reporting person (see instructions)	HC

*Lux Ventures IV, L.P. (“LVIV”) directly owns 16,630,411 shares of Class A common stock, par value $0.0001 per share (“Common Stock”) of Desktop Metal, Inc. (the “Issuer”), representing approximately 7.3% of the 226,704,981 shares of Common Stock outstanding as of December 9, 2020, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 14, 2020. Lux Venture Partners IV, LLC (“LVPIV”) is the general partner of LVIV and exercises voting and dispositive power over the shares of Common Stock owned by LVIV. Peter Hebert and Joshua Wolfe are the individual managing members of LVPIV and may be deemed to beneficially own the 16,630,411 shares of Common Stock owned directly by LVIV, or 7.3% of the shares of Common Stock deemed issued and outstanding as of the filing date of this report (the “Report Date”).

This report shall not be deemed an admission that LVPIV is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LVPIV disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 25058X105

1.	Names of reporting persons Lux Ventures IV, L.P.
2.	Check the appropriate box if a member of a group (see instructions)
(a)[ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

Number of	7. Sole voting power	16,630,411*
shares beneficially	8. Shared voting power	0
owned by
each reporting	9. Sole dispositive power	16,630,411*
person with	10. Shared dispositive power	0

11.	Aggregate amount beneficially owned by each reporting person	16,630,411*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	7.3%*
14.	Type of reporting person (see instructions)	PN

*LVIV directly owns 16,630,411 shares of Common Stock, representing approximately 7.3% of the 226,704,981 shares of Common Stock outstanding as of December 9, 2020, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 14, 2020. LVPIV is the general partner of LVIV and exercises voting and dispositive power over the shares of Common Stock owned by LVIV. Peter Hebert and Joshua Wolfe are the individual managing members of LVPIV and may be deemed to beneficially own the 16,630,411 shares of the Common Stock owned directly by LVIV.

As a result of and subject to the foregoing, for purposes of Reg. Section 240.13d-3, LVIV may be deemed to beneficially own 16,630,411 shares of Common Stock, or 7.3% of the shares of Common Stock deemed issued and outstanding as of the Report Date.

This report shall not be deemed an admission that LVIV is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and LVIV disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

CUSIP No. 25058X105

1.	Names of reporting persons Peter Hebert
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization United States of America

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	18,651,974*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	18,651,974*

11.	Aggregate amount beneficially owned by each reporting person	18,651,974*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	8.2%*
14.	Type of reporting person (see instructions)	IN

*Peter Hebert may be deemed to beneficially own, in the aggregate, 18,651,974 shares of Common Stock, representing approximately 8.2% of the 226,704,981 shares of Common Stock outstanding as of December 9, 2020, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 14, 2020. The number of shares of Common Stock reported as beneficially owned by Mr. Hebert are held by LVIV and certain other funds and accounts of which Mr. Hebert serves as one of two managing members (collectively, the “LV Funds”). Mr. Hebert may be deemed to beneficially own the 18,651,974 shares of Common Stock held by the LV Funds.

This report shall not be deemed an admission that Mr. Hebert is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and he disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

CUSIP No. 25058X105

1.	Names of reporting persons Joshua Wolfe
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization United States of America

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	18,651,974*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	18,651,974*

11.	Aggregate amount beneficially owned by each reporting person	18,651,974*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	8.2%*
14.	Type of reporting person (see instructions)	IN

* Joshua Wolfe may be deemed to beneficially own, in the aggregate, 18,651,974 shares of Common Stock, representing approximately 8.2% of the 226,704,981 shares of Common Stock outstanding as of December 9, 2020, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 14, 2020. The number of shares of Common Stock reported as beneficially owned are held by the LV Funds. Mr. Wolfe serves as one of two managing members of the LV Funds and may be deemed to beneficially own the 18,651,974 shares of Common Stock held by the LV Funds.

This report shall not be deemed an admission that Mr. Wolfe is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act and he disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

CUSIP No. 25058X105

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, $0.0001 par value per share (the “Common Stock”), of Desktop Metal, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 63 Third Avenue, Burlington, Massachusetts 01803.

Item 2.	Identity and Background.

This Schedule 13D is being jointly filed by (i) Lux Ventures IV, L.P. (“LVIV”), (ii) Lux Venture Partners IV, LLC (“LVPIV”), (iii) Peter Hebert and (iv) Joshua Wolfe. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” LVPIV is the general partner of LVIV and exercises voting and dispositive power over the shares of Common Stock held by LVIV. This Schedule 13D relates to the shares of Common Stock directly owned by LVIV and certain other funds and accounts to which Messrs. Hebert and Wolfe serve as managing members (the “LV Funds”). As a result of the foregoing, as of the date of this Schedule 13D, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, LVPIV may be deemed to beneficially own approximately 7.3% of the shares of the Issuer’s Common Stock outstanding as of December 9, 2020, and Messrs. Hebert and Wolfe may be deemed to beneficially own approximately 8.2% of the shares of the Issuer’s Common Stock deemed issued and outstanding as of December 9, 2020, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 14, 2020.

The principal business address of the Reporting Persons is c/o Lux Capital Management, LLC, 920 Broadway, 11th Floor, New York, NY 10010.

The principal business of the Reporting Persons is investments and/or investment management.

The Reporting Persons, nor, to the best knowledge of the foregoing, any of their controlling persons, have not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Persons, nor, to the best knowledge of the foregoing, any of their controlling persons, have not been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

LVIV is a limited partnership organized under the laws of the State of Delaware. LVPIV is a limited liability company organized under the laws of the State of Delaware. Each of Messrs. Hebert and Wolfe are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

Funds for the purchase of the shares of Common Stock reported herein were derived from the capital contributions by the partners of the LV Funds and the available funds of such entities.  A total of approximately $40,646,777 was paid to acquire the shares of common stock and preferred stock of Legacy Desktop Metal (as defined below), which were subsequently converted into the shares of Common Stock of the Issuer reported herein upon closing of the Merger (as defined below).

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business by the LV Funds. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

The information in Item 6 is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Common Stock reported in this Item 5 and set forth in Row 13 of the cover pages filed herewith is calculated based upon 226,704,981 shares of Common Stock outstanding as of December 9, 2020, as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 14, 2020.

On December 9, 2020, the Issuer completed its reverse merger with Trine Acquisition Corp. (“Trine”) in accordance with the terms of the Agreement and Plan of Merger dated as of August 26, 2020 (the “Merger Agreement”), by and among the Trine, Sparrow Merger Sub, Inc. (“Merger Sub”) and Desktop Metal, Inc., now known as Desktop Metal Operating, Inc. (“Legacy Desktop Metal”), pursuant to which, among other matters, Merger Sub was merged with and into Legacy Desktop Metal, with Legacy Desktop Metal surviving the merger as a wholly owned subsidiary of the Issuer (the “Merger”).

Prior to the Merger, as a result of a series of private transactions with the Issuer, the LV Funds held an aggregate of 158,524 shares of common stock and an aggregate of 15,114,726 shares of preferred stock of Legacy Desktop Metal. In connection with the Merger, each share of Legacy Desktop Metal common stock and preferred stock was converted into an aggregate of 18,651,974 shares of Common Stock of the Issuer.

As a result of the Merger, LVPIV may be deemed to beneficially own 16,630,411 shares of Common Stock, representing approximately 7.3% of the Issuer’s issued and outstanding shares of Common Stock deemed outstanding as of December 9, 2020, and Messrs. Hebert and Wolf, as the managing members of the LV Funds, may be deemed to beneficially own, in the aggregate, 18,651,974 shares of Common Stock held by the LV Funds, representing approximately 8.2% of the Issuer’s issued and outstanding shares of Common Stock deemed outstanding as of December 9, 2020. Based on the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 14, 2020 there were 226,704,981 shares of Common Stock issued and outstanding as of December 9, 2020.

Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transaction in the Common Stock, or securities convertible into, exercisable for or exchangeable for, shares of Common Stock in the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Certain of the LV Funds have entered into a lock-up agreement pursuant to which each has agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, transfer or dispose of, directly or indirectly, or engage in swap or similar transactions with respect to, any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock, including, as applicable, shares received in the Merger and issuable upon exercise of certain options, during the period commencing on December 9, 2020 and continuing until the date that is 180 days from December 9, 2020.

Pursuant to a voting agreement between the Issuer and certain holders party thereto, the LV Funds have the right to designate a director to the Issuer’s board of directors. Bilal Zuberi, who currently serves a venture partner at LVIV, currently serves as such designee.

Other than the transaction described in this Item 6 and elsewhere throughout this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person, with respect to the Common Stock of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

1.	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date: February 8, 2021

LUX VENTURE PARTNERS IV, LLC

By: /s/ Peter Hebert

       Peter Hebert

 Managing Member

LUX VENTURES IV, L.P.

By: LUX VENTURE PARTNERS IV, LLC

By: /s/ Peter Hebert

       Peter Hebert

 Managing Member

/s/ Peter Hebert

Peter Hebert

/s/ Joshua Wolfe

Joshua Wolfe